

December 22, 2010

Mr. James R. Easter
Senior Vice President and Chief Financial Officer
Seahawk Drilling, Inc.
5 Greenway Plaza, Suite 2700
Houston, Texas 77046

> **Re:   Seahawk Drilling, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 001-34231**

Dear Mr. Easter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Notes to Unaudited Consolidated and Combined Financial Statements

Note 2. Property and Equipment, page 10

1.    We note that you recorded approximately $28.2 million of impairment charges relating to the reclassification of *Seahawk 2505* to asset held for sale. Please clarify how you considered this event when determining whether a triggering event pursuant to FASB Codification Topic 360-10-35-21 occurred that would cause you to test the other assets in this asset group for impairment. In this regard, explain to us why the necessity of the write-down of *Seahawk 2505* to fair value did not indicate to you that the carrying amount of the entire asset group may not be recoverable.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 22

2.      Please revise your disclosure under this section to quantify the decreases in revenues over the three-month and nine-month periods ended September 30, 2010 that are attributable to the completion of your contracts with PEMEX.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,


Ethan Horowitz
Branch Chief